

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2010

Mr. David T. Taber
President and Chief Executive Officer
American River Bankshares
3100 Zinfandel Drive
Rancho Cordova, California 95670

> **Re: American River Bankshares**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 5, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 9, 2010**
> **Form 10-Q for the Period Ended September 30, 2010**
> **Filed November 4, 2010**
> **File No. 000-31525**

Dear Mr. Taber:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1A. Risk Factors

General

1.   We note your disclosure that your recorded net income, earnings per share, return on average equity and return on average assets in 2009 decreased from the corresponding amounts in 2008. In future filings, please add a paragraph in Risk Factors discussing the risks associated with these and any other significant declines.

2.   In future filings, please avoid making statements such as "there can be no assurance" or "we cannot assure" that a given event might or might not happen. The point of a particular risk factor is to discuss a material risk and explain to the reader the likelihood of the risk impacting an investment in your securities, not your ability to provide assurance.

Worsening economic conditions could adversely affect our business, page 19

3.   We note your disclosure that unemployment has increased significantly. In future filings, please quantify and compare the unemployment rates in your market area to the unemployment rates of the state of California and nationwide.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 29

4.   Please tell us where you have included the performance graph required by Item 201(e) of Regulation S-K. If you have not provided this information, please tell us why.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page 56

5.   Please revise to file a signed audit report as required by Rule 2-02 of Regulation S-X, including the city and state where issued.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis

Annual Cash Incentives, page 28

6.   In future filings, include a comparison of the target incentive performance goals with the actual results of each metric and provide the annual cash incentive, if any, paid to each named executive officer for each metric.

Executive Compensation

Summary Compensation Table, page 34

7.   In future filings, please list the principal positions of each of the named executive officers. Refer to Item 402(c) of Regulation S-K.

Form 10-Q for the Period Ended September 30, 2010

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Risk Elements

Nonaccrual, Past Due and Restructured Loans and Leases, page 33

8.   We note that your coverage ratio of the allowance for loans losses to non-performing loans and impaired loans decreased significantly during 2009 and 2010. As of September 30, 2010 your allowance for loan losses covered only 30% of your nonperforming loans and 17% of impaired loans. Please revise future filings to address the following:

- Address the factors contributing to the decline in the coverage ratio of the allowance for loan losses to non-performing loans and impaired loans;

- Disclose your charge-off policy for each type of loan and whether you have revised these policies;

- Discuss the triggering events or other facts and circumstances that impact your decision to charge-off a portion of a loan as compared to recording a specific or general reserve;

- Clearly describe how partial charge-offs on non-performing or impaired loans impact the coverage ratio and other credit loss statistics and trends. Please quantify the amount of nonperforming and impaired loans for which you have recorded partial charged-offs; and

- To the extent you have a significant amount of impaired loans with no valuation allowance for which partial charge-offs have not been recognized, please clarify how you measured impairment on these loans and reconcile the significant deterioration in real estate values in your primary market area with your impairment conclusions.

9. Please revise your future filings to disclose the following information related to your troubled debt restructurings:

- Policy regarding how many payments the borrower needs to make on restructured loans before returning loans to accrual status; and

- Quantification of the types of concessions made (e.g. rate reductions, payment extensions, forgiveness of principal, forbearance or other actions) and discussion of your success with the different types of concessions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      You may contact David Irving at (202) 551-3321 or John Nolan at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Magnor at (202) 551-3454 or me at (202) 551-3448 with any other questions.

Sincerely,

Jessica Livingston
Senior Attorney